UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies its shareholders that it will hold its annual general meeting of shareholders (the “Meeting”) at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, on Tuesday, April 2, 2013 at 10:00 a.m. Israel time. The record date for the determination of the holders of Formula’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”), entitled to this notice of the Meeting and to vote at the Meeting is Tuesday, February 26, 2013.

At the Meeting, Formula’s shareholders will be asked to vote on the following:

1.	The re-election of Mr. Marek Panek and Ms. Dafna Cohen, and election of Mr. Rafal Kozlowski, to Formula’s Board of Directors, each for a term expiring at Formula’s next Annual General Meeting of Shareholders;

2.	The election of Mr. Eli Zamir and Ms. Iris Yahal as external directors of Formula, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and the approval of the terms of their compensation;

3.	Subject to his election pursuant to Item 1 above, the approval of the compensation to be paid to Mr. Kozlowski as a member of the Board of Directors; and

4.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ended December 31, 2012 and until its next annual general meeting of shareholders, and the authorization of Formula’s audit committee to determine the compensation of such accounting firm.

In addition, members of Formula’s management will be available to review and discuss Formula’s auditor’s report and consolidated financial statements for the year ended December 31, 2011.

The Board of Directors of Formula recommends that Formula’s shareholders approve each of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least one-third (1/3) of Formula’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on April 9, 2013 at the same time and place. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the Meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). The approval of Proposal 2 requires, in addition to the simple majority described in the previous sentence, that either:

•	the majority voted in favor of the proposal includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or
•	the total number of Ordinary Shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in Formula.

In accordance with the regulations under the Companies Law, Formula is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on February 21, 2013. Soon thereafter, Formula will provide to its shareholders a proxy statement describing the above proposals, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by Formula on February 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: February 21, 2013	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer